U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
 X  Check this box if no longer subject to Section 16.
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
1.   Name and Address of Reporting Person:
     Shorland G. Hunsaker, 2751 East Robidoux Road, Salt Lake City, UT 84093

2.   Issuer Name and Ticker or Trading Symbol:
     Powerball International, Inc. (PRBL)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 8/00

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title:

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security: Common Stock
2. Transaction Date (Month/Day/Year):
   (i)   6/26/00
   (ii)  8/3//00
3. Transaction Code:
   (i)   P
   (ii)  P
4. Securities Acquired (A) or Disposed of (D):
   (i)   (A) 20,000 shares
   (ii)  (A) 30,000 shares
5. Amount of Securities Beneficially Owned at End of Month: 268,000
6. Ownership Form:  Direct (D) or Indirect (I): D
7. Nature of Indirect Beneficial Ownership: n/a

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security: Warrant
2. Conversion or Exercise Price of Derivative Security:
 (i)   $1.00
 (ii)  $5.00
 (iii) $1.00
 (iv)  $5.00

3. Transaction Date (Month/Day/Year):
 (i)   6/26/00
 (ii)  6/26/00
 (iii) 8/3/00
 (iv)  8/3/00
4. Transaction Code:
 (i)   X
 (ii)  J
 (iii) X
 (iv)  J

5. Number of Derivative Securities Acquired (A) or Disposed of (D):
 (i)   (D) 20,000
 (ii)  (A) 20,000
 (iii) (D) 30,000
 (iv)  (A) 30,000

6. Date Exercisable and Expiration Date (Month/Day/Year): exercisable 6/26/00 expiration 6/25/02
7. Title and Amount of Underlying Securities: Common Stock, 50,000
8. Price of Derivative Security: n/a (see explanation below)
9. Number of Derivative Securities Beneficially Owned at End of Month: 100,000
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I): D
11.  Nature of Indirect Beneficial Ownership: n/a
Explanation of Responses: The 50,000 warrants listed as acquired in Table II were issued as an inducement for the exercise of a like number of lower priced warrants as listed in the shares acquired in Table I.

Signature of Reporting Person: /S/Shorland G. Hunsaker
Date:     8/22/00